FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 11, 2004

Pan American Silver Corp

(Translation of registrant’s name into English)

1500-625 HOWE STREET
VANCOUVER BC CANADA V6C 2T6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

This is the form of a material change report required under section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(Previously Form 27)

MATERIAL CHANGE REPORT UNDER

SECTION 85(1) OF THE SECURITIES ACT (British Columbia)

and similar provisions of other applicable legislation

ITEM 1.

REPORTING ISSUER

Pan American Silver Corp. (the “Company”)

1500 – 625 Howe Street

Vancouver, British Columbia  V6E 2T6

ITEM 2.

DATE OF MATERIAL CHANGE

May 11, 2004

ITEM 3.

PRESS RELEASE

A press release was issued by the Company on May 11, 2004 at Vancouver, British Columbia and distributed through the facilities of Canada NewsWire.

ITEM 4.

SUMMARY OF MATERIAL CHANGE

The Company’s consolidated revenue for the first quarter of $15.2 million was 94% greater than in 2003 due to increased production from the La Colorada mine and higher realized silver prices. Cash flow from operations was $2.9 million, before changes in working capital, compared to $(0.2) million in 2003. After stock-based compensation expense totaling $0.44 million, and without recognizing additional operating income of approximately $1 million due to concentrate produced but not yet shipped, the net loss for the first quarter was $0.37 million versus a loss of $1.6 million in the first quarter of 2003.  Approximately 2.5 months of production was held in inventory at the end of the first quarter. The majority of this inventory has been priced, but the revenue cannot be recognized until it is shipped. These results exclude any contribution from the Morococha operation, the acquisition of which is expected to close during the second quarter.

ITEM 5.

FULL DESCRIPTION OF MATERIAL CHANGE

FIRST QUARTER HIGHLIGHTS

  Silver production increased 10% to 2.36 million ounces.

  Cash production costs decreased 7% to $3.83/oz.

  Consolidated revenue of $15.1 million increased 94% over the first quarter of 2003. The net loss for the quarter was $366,000 ($1.6 million in 2003). A build-up of concentrate inventories delayed recognition of approximately $1 million of operating income.

1500-625 HOWE STREET, VANCOUVER,  BC CANADA V6C 2T6 . TEL 604.684.1175  FAX 604.684.0147

www.panamericansilver.com

  Agreement reached to purchase the 3.5 million ounce per year Morococha silver mine in Peru.

  Private placement of 3.3 million shares completed, netting the Company $54.9 million and increasing cash and short-term investments to $142.8 million.

  La Colorada mine achieved commercial production January 1, increasing its first-quarter silver production by 152% to 495,000 ounces.

  Offer made to encourage conversion of the Company’s convertible debentures. 82% tendered to date. Conversion plus proposed repayment of outstanding project loans will leave Pan American debt free.

FINANCIAL RESULTS

Pan American Silver Corp.’s (NASDAQ: PAAS; TSX: PAA) consolidated revenue for the first quarter of $15.2 million was 94% greater than in 2003 due to increased production from the La Colorada mine and higher realized silver prices. Cash flow from operations was $2.9 million, before changes in working capital, compared to $(0.2) million in 2003. After stock-based compensation expense totaling $0.44 million, and without recognizing additional operating income of approximately $1 million due to concentrate produced but not yet shipped, the net loss for the first quarter was $0.37 million versus a loss of $1.6 million in the first quarter of 2003.  Approximately 2.5 months of production was held in inventory at the end of the first quarter. The majority of this inventory has been priced, but the revenue cannot be recognized until it is shipped. These results exclude any contribution from the Morococha operation, the acquisition of which is expected to close during the second quarter.

Consolidated silver production for the first quarter totaled 2,362,303 ounces, a 10% increase over the first quarter of 2003. The increase was due primarily to higher production from the pyrite stockpiles operation in Peru and higher tonnage processed at La Colorada after its expansion. Zinc, lead and copper by-product production was lower than in the first quarter of 2003 due to the closure of the base-metal rich North Zone of the Quiruvilca mine in the third quarter of 2003.

Cash costs of $3.83/oz in the first quarter improved 7% over cash costs of $4.10/oz in the corresponding period of 2003. Total production costs rose marginally to $4.70/oz reflecting higher depreciation costs following the start of commercial production at La Colorada.

Working capital at March 31, including cash and short-term investments of $142.8 million, improved to $128.6 million, an increase of $46.7 million from December 31, 2003 after net proceeds of $54.9 million were received from the issuance of 3.33 million common shares. Approximately $35 million of these proceeds are expected to be used for the purchase of the Morococha mine.

In April Pan American launched two debt reduction initiatives that will be funded from existing cash balances. First, the Company made an offer to encourage conversion of the aggregate $86.25 million principal amount of 5.25% convertible unsecured senior subordinated debentures, which will incur an interest payment of $11 million should all of the debentures be converted.  To date 82% of debentures have been converted and the offer remains open until May 21. In addition, the Company has repaid a $3.5 million loan relating to the initial development of the Huaron mine and has notified the International Finance Corporation of its intention to prepay the $9.5 million construction loan incurred to complete the expansion of the La Colorada mine last year. The early repayment of these two loans will save Pan American approximately $500,000 in annual net interest expense. The loan repayments, plus the complete conversion of the debentures, would leave Pan American debt free.

OPERATIONS AND DEVELOPMENT HIGHLIGHTS

PERU

The Quiruvilca mine continued to benefit from the closure of the high-cost North Zone in the third quarter of 2003 and from higher metal prices. Silver production remained steady at 616,890 ounces; however, cash costs decreased 44% to $3.04/oz. Recent development drilling at Quiruvilca has identified a major new vein approximately 20 meters from existing workings. Given the location of the new vein, development costs are expected to be low. As a result of this discovery and the mine’s excellent operational results, Quiruvilca will remain open indefinitely.

Silver production at the Huaron mine in the first quarter of 2004 decreased 20% to 964,086 ounces due to difficult ground conditions and lower-grade ore encountered in the first two months of the year. As a result, cash costs increased 18% to $4.28/oz and total costs increased 25% to $5.32. The mine has accelerated development work to provide greater operating flexibility. Production levels and costs improved significantly in March and are expected to improve over the remainder of the year. A $1 million exploration-drilling program to convert known mineral resources into proven and probable reserves is nearly complete and results will be incorporated into the mine expansion project currently underway.

The Silver Stockpile Operation continued to generate excellent cash flow, producing a record 286,565 ounces of silver at a cash cost of $2.89/oz and a total cost of $3.50/oz reflecting sliding-scale refining charges which increase as the silver price rises.

The Morococha Mine acquisition announced in January remains on track for completion during the second quarter. Morococha is expected to add approximately 3.5 million ounces of annual silver production at a cash cost of less than $3/oz.

MEXICO

The La Colorada mine increased production to 494,762 ounces of silver in the first quarter, an increase of 152% over the year-earlier period due to the expansion of the operation in mid-2003. The mine continues to increase throughput and should reach its full production capacity of approximately 3.5 million ounces annually later in the year.

Work to date on the feasibility study at the Alamo Dorado silver project indicates that conventional milling is the most economic recovery option. Diamond infill drilling is currently underway and will provide samples for testing of a semi-autogenous grinding mill. Permitting is progressing well and a production decision is expected in the second half of the year.

ARGENTINA

Feasibility work continues on the 50% owned Manantial Espejo silver-gold joint venture where geotechnical and environmental testing are underway to facilitate permitting. Results from an expanded program of infill, metallurgical and exploration drilling confirmed continuity of gold and silver mineralization in the primary vein systems – Maria and Karina/Union – and included high-grade intersections. An updated resource statement will be released mid-year.

BOLIVIA

At the San Vicente property, approximately 75% of the current 8,000 meter drilling program has been completed and results will be incorporated into the feasibility study due early in 2005. During the quarter, Pan American extended its production agreement with Bolivian mining company EMUSA to continue small-scale mining while the feasibility study progresses.

SILVER MARKETS

The silver price opened the quarter at $5.98/oz and rose steadily, closing at $7.82/oz and averaging $6.68/oz. The rise was fueled primarily by speculative interest and increasing investor demand. After rising to a 16-year high of $8.29/oz, prices have trended lower since mid-April. The annual world silver survey of supply and demand statistics for 2003 will be published by the Silver Institute on May 13 and a summary will be provided on Pan American’s website.

ITEM 6.

RELIANCE ON CONFIDENTIAL FILING PROVISIONS OF THE SECURITIES ACT

This report is not being filed on a confidential basis.

ITEM 7.

OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8.

SENIOR OFFICER

For further information, please contact:

Name:

Brenda Radies

Office:

Vice President Corporate Relations

Telephone:

(604) 684-1175

ITEM 9.

STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 12th day of May, 2004.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pan American Silver Corp

(Registrant)

By:/s/ Ross Beaty

(Signature)

Ross Beaty, Chairman and CEO

Date: May 11, 2004

(signed) Brenda Radies___________ Vice President, Corporate Relations

5